DC

NO ACT
P.E 12-20-02
1-32-1646

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03006057

January 24, 2003

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-002-29-01
101 South Tryon St.
Charlotte, NC 28255

Act 1934
Section
Rule 14A-8
Public Availability 1-24-2003

RE: Bank of America Corporation
Incoming letter dated December 20, 2002

Dear Ms. Jones:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Bank of America by Virginia M. Brown. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Virginia M. Brown
581 Oregon Ave.
Port Allen, LA 70767

CPGH

Bank of America
Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255
Tel 704.386.1621
Fax 704.387.0108

December 20, 2002

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Virginia M. Brown

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal on November 20, 2002 (the "Proposal") from Virginia M. Brown (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons set forth herein.

GENERAL

The 2003 Annual Meeting is scheduled to be held on April 30, 2003. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 24, 2003 and to commence mailing those materials to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2003 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation "refrain from making charitable contributions," but it particularly targets contributions to Planned Parenthood and organizations that support abortions.

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may properly be omitted from the Corporation's 2003 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

The Proposal requests that the Corporation "refrain from making charitable contributions." Although the Proposal appears facially neutral, its preamble and supporting statement make clear that the proposed ban on charitable contributions is actually directed toward a particular kind of charitable contribution, namely, contributions to Planned Parenthood and organizations that support abortions. Historically, the Division has found that facially neutral proposals that were in effect directed toward specific kinds of charitable giving were excludable pursuant to Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business.

Statements in the preamble and supporting statement include the following:

- "Whereas, the company has given money to groups involved in abortion . . .;"
- "Whereas, our company is being boycotted by Life Decisions International and mutual funds like Timothy Plan and the Ave Maria Catholic Values Fund . . .;" and
- "In fact, some of the money has gone to Planned Parenthood, a group that was responsible for almost two hundred thousand abortions in the United States last year."

The mission statements of the "boycotting" groups cited in the Proposal's preamble are indicative of the specific kind of charitable contributions that the Proponent desires to eliminate.

Life Decisions International is an organization that, according to its website, "brings together many of North America's leading experts for its primary mission of challenging the agenda of Planned Parenthood worldwide." The organization seeks to accomplish this, at least in part, by "refusing to do business with corporations that fund its (Planned Parenthood's) deadly agenda."

The Timothy Plan, according to its website, is a mutual fund that considers itself to be "America's first pro-life, pro-family, biblically-based mutual fund group." The fund seeks to serve those who are "concerned with the moral issues (abortion, pornography, anti-family entertainment, non-married lifestyles, alcohol, tobacco and gambling) that are destroying children and families . . ."

The Ave Maria Catholic Values Fund, according to its website, "is an equity mutual fund designed specifically for investors who are morally responsible, pro-life Catholics."

The website passages referenced above are attached hereto as **Exhibit B**. The Proponent's references to these groups, as well as other statements in the preamble and supporting statement, make clear the Proponent's true intention—to force the Corporation to eliminate contributions to Planned Parenthood and organizations that support abortions. On the whole, it is clear that the Proponent is concerned not about charitable contributions generally, but rather only those contributions to organizations that are disfavored by the Proponent. The true goal is the elimination of charitable contributions to "groups involved in abortion and other related activities" and, in particular, Planned Parenthood.

Given the true intent of the Proposal, the Corporation believes that the Proponent's objective is to target specific types of charitable contributions. Accordingly, the Proposal falls within the scope of the no-action letters issued by the Division that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)), that seek to prohibit charitable contributions to specific types of organizations. *See, e.g., Lucent Technologies* (October 3, 2002) (facially neutral proposal to refrain from making charitable contributions to organizations that violate their industries' code of ethics); *American Home Products Corporation* (March 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); *Schering-Plough Corporation* (March 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); *The Walt Disney Company* (November 10, 1997) (facially neutral proposal that the company refrain from making any charitable contributions); and *Colgate-Palmolive Company* (February 10, 1997) (proposal requesting that the company make no charitable contributions to organizations that perform abortions).

In *American Home Products*, a facially neutral proposal requested that the board "form a committee to study the impact [that] charitable contributions have on the business of the company." The Division concurred that, notwithstanding the facially neutral language of the Proposal, it was directed toward charitable contributions to a specific type of organization (abortion related organizations) and could, therefore, be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. Similar to the Proposal, the preamble to the *American Home Products* proposal included, among others, the following statements:

- "Whereas, some charitable groups are involved in controversial activities like abortion[;]"
- "Whereas, Planned Parenthood is the (sic) charitable organization and the single largest provider of abortions in the United States[;]" and
- "Whereas, our company or its affiliated foundation, (sic) has given money to Planned Parenthood and other charities."

The proposal in *American Home Products*, using the same tactic employed by the Proponent, was an attempt to veil a proposal aimed at a specific type of charitable contribution with a facially neutral proposal. Finding this proposal to be related to "charitable contributions directed to specific types of organizations," the Division concurred that it could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7). In reaching this decision, the Division went beyond the face of the proposal in order to recognize the proponent's and the proposal's true objective.

In *Schering-Plough*, a facially neutral proposal requested that the company "form a committee to study the impact [that] charitable contributions have on the business of the company and its share value." The company argued that the proposal, along with its supporting statement, were "clearly designed to involve the [c]ompany in the issue of abortion." The Division concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations). In *Walt Disney*, a facially neutral proposal requested that the company "refrain from making any charitable contributions." However, when read in combination with the proposal's supporting statement, it was clear that the proposal was directed at contributions to organizations advocating homosexual causes. Looking behind the face of the proposal in order to recognize the proponent's and the proposal's true objective, as was done in *American Home Products* and *Schering-Plough*, the Division concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the Company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations).

As the *American Home Products*, *Schering-Plough* and *Walt Disney* no-action letters evidence, the Division has historically looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. In each of these no-action letters, facially neutral proposals were found to be directed toward specific kinds of charitable giving and, therefore, were excluded pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business. The Corporation believes that the facially neutral Proposal is clearly directed to specific types of charitable contributions, namely those to Planned Parenthood and organizations that support abortions, just as the facially neutral proposals in letters cited above were actually directed toward particular kinds of charitable contributions.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2003 Annual Meeting. Based on the Corporation's timetable for the 2003 Annual Meeting, a response from the Division by January 24, 2003 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Virginia M. Brown

EXHIBIT A

Virginia M. Brown
581 Oregon Avenue
Port Allen, Louisiana 70767

Ms. Rachel R. Cummings
Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
Charlotte North Carolina, 28255

Dear Mrs. Cummings:

I own 302 shares of Bank of America Corporation. I have owned the shares for over one year and intend to own them through the time of the next annual meeting. At that meeting I will present the following proposal:

Whereas, charitable contributions should serve to enhance shareholder value.
Whereas, the company has given money to groups involved in abortion and other activities.
Whereas, our company is dependent on people to buy our products and services.
Whereas, our company respects diverse religious and cultural beliefs. It should try not to offend these beliefs wherever possible.
Whereas, our company is being boycotted by Life Decisions International and mutual funds like the Timothy Plan and the Ave Maria Catholic Values Fund because of our contributions to certain groups.

Resolved: The shareholders request the company to refrain from making charitable contributions. If the company wishes, it could send a note to shareholders with each dividend check suggesting the shareholder contribute to their favorite charity. The shareholder could be encouraged to inform the charity that a portion of the contribution is the result to the hard work of the men and women of Bank of America Corporation.

Supporting statement: Shareholder money is entrusted to the Board of Directors to be invested in a prudent manner for the benefit of the shareholders. Members of the Board have a fiduciary responsibility to maximize shareholder value. People did not invest in this company so it could be given to someone else's favorite charity. In fact, some of the money has gone to Planned Parenthood, a group that was responsible for almost two hundred thousand abortions in the United States last year. How such contributions contribute to shareholder value would surely be difficult to quantify. In contrast, the subsequent boycotts caused by these contributions could hardly be considered beneficial.

Sincerely,

Virginia M. Brown

Virginia M. Brown

EXHIBIT B

Contact

Life Decisions International

Challenging the Culture of Death



- About Us
- Projects
- Publications
- Press Room
- Online Orders

Press Releases

- **12.17.2002**
  Planned Parenthood's Perpetual Propaganda
- **12.2.2002**
  Planned Parenthood "Retaliates" Over Holiday Card Criticism
- **11.26.2002**
  Pro-Life Leader Blasts Relationship Between UNICEF & MasterCard; CVS Pharmacy Reluctantly Ends Controversial Tie
- more press releases

Welcome

Life Decisions International (LDI) brings together many of North America's leading experts for its primary mission of challenging the agenda of Planned Parenthood worldwide. LDI professionally represents the pro-life position in Washington, D.C., and other capital cities by opposing the radical agenda of Planned Parenthood.

Feel free to browse this site to learn more about the work of Life Decisions International and why we oppose Planned Parenthood's agenda. You will especially want to visit our "About Us" section, which includes the "LDI Supporters Speak" and "How We're Unique" pages.

JOIN THE BOYCOTT! Help fight Planned Parenthood by refusing to do business with corporations that fund its deadly agenda. Did you know that such corporations as Dairy Queen, See's Candies, Bank of America, Small Dog Electronics, Freddie Mac, Bank One, CIGNA, Principal, Johnson & Johnson, Dallas Cowboys, Nationwide Insurance, Levi Strauss, Hudson Trail Outfitters, Bulova clocks & watches, Hotmail, Expedia.com, Newman's Own food products, Kaiser Permanente, Loews Hotels, Sony, Patagonia, Microsoft, Prudential, Wachovia, Whole Food Markets and GEICO Insurance are among the boycott targets?

To date, at least **85 corporations have ceased funding Planned Parenthood!** You may order a *Boycott List* by clicking on "Online Orders." *The Boycott List* includes the name, address, phone number, website address, products, subsidiaries, services, and chief executive officer for every boycott targets. (Click on "Online Orders" and please read the sections entitled "Placing An Order" and "Your Privacy.")

NEW: LDI is currently researching corporate supporters of the National Abortion & Reproductive Rights Action League (NARAL) and the Canadian Abortion Rights Action League (CARAL). This research will be integrated into the first *Boycott List* published in 2003.

Become a LDI Partner online! There are several types of Partnership to choose from. All Partners receive an annual subscription to *The Boycott List*, *The Caleb Report*, *Special Reports* and our E-Mail Service. (Click on "Online Orders.")

IMPORTANT WARNING: Several small groups and individuals are now disseminating lists of alleged corporate supporters of Planned Parenthood and other pro-abortion entities. Most of these lists are grossly outdated or otherwise inaccurate. One list we have seen includes the name of a corporation that we know does *not* fund abortion-related groups or activity in any way, yet it is still listed a

Life Decisions International
P.O. Box 75161
Washington, D.C. 20013-0161
Tel: 202-347-2066
Fax: 703-222-4346
ldi@fightpp.org

Welcome

to the Timothy Plan family of funds

We are glad you have found us. The Timothy Plan® is a family of mutual funds offering individuals, like yourself, a biblical choice when it comes to investing. If you are concerned with the moral issues (abortion, pornography, anti-family entertainment, non-married lifestyles, alcohol, tobacco and gambling) that are destroying children and families you have come to the right place.

The Timothy Plan® avoids investing in companies that are involved in practices contrary to Judeo-Christian principles. Our goal is to recapture traditional American values. We are America's first pro-life, pro-family, biblically-based mutual fund group.

Information

A New Look!
We hope you like our new web site design and find it easier to navigate.

Daily Fund Prices
(aka Net Asset Value)
We have provided a link to the Net Asset Value in the left navigational bar.

Navigation Troubles?
Please use the up and down arrows in the left navigational bar. This will scroll the contents if viewing in a small browser window.

Download, request online, call 1-800-846-7526 or ask your financial representative for a free prospectus for any Timothy Plan® fund, which contains more complete information on management fees, charges and expenses. Please read it carefully before investing. The Timothy Plan is distributed by Timothy Partners, Ltd., member NASD.

The Timothy Plan
1304 West Fairbanks Avenue
Winter Park, Florida 32789
(800) TIM PLAN

Smart Investing and Catholic Values.

NOW YOU CAN HAVE BOTH.

The Ave Maria Catholic Values Fund is an equity mutual fund designed specifically for investors who are morally responsible, pro-life Catholics. The Fund is available to individuals, dioceses, parishes and other institutions seeking a superior return while investing in companies that do not violate the core values of the Roman Catholic Church.

AVE MARIA CATHOLIC VALUES FUND



The Ave Maria Catholic Values Fund

The Fund's Investment Adviser

Schwartz Investment Counsel, Inc., based in Bloomfield Hills, Michigan, selects stocks for the fund based on both sound investment fundamentals and pro-life Catholic values. Established in 1980, Schwartz Investment Counsel, Inc. is committed to providing superior investment counsel to families and fiduciaries that choose to employ a disciplined approach to value investing.

Value Management Style

The portfolio managers of the Ave Maria Catholic Values Fund apply fundamental security analysis and rigorous valuation disciplines in selecting the companies they believe are priced below their intrinsic value.

Long-term Capital Appreciation

This Fund seeks long-term capital appreciation by investing in the stocks of small, mid-sized, and large companies whose products, services, and activities do not violate the core values of the Roman Catholic Church.

Pro-Family Philosophy

The Fund takes a pro-family approach to investing, with a proprietary screening process that examines corporate compliance with Catholic teachings regarding abortion, pornography, and policies that undermine the sacrament of marriage. Investments are made only in companies whose operations do not violate the core teachings of the Roman Catholic Church.

Investing in the Fund

The Fund is available to investors through many different types of investment accounts, including custodial accounts and retirement accounts such as IRAs. Fund services include automatic investing and withdrawal plans. The minimum initial investment in the Fund is $1,000. To invest, please read the prospectus, complete the application, and return your check and application in the envelope provided.

For additional information or assistance in completing the application, please call toll free 1-866-AVE-MARIA (1-866-283-6274) or visit www.avemariafund.com

Our experience has taught us
that buying shares of
high-quality companies at a discount
maximizes the potential
for superior investment returns.



DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 20, 2002

The proposal requests that the company refrain from making charitable contributions.

There appears to be some basis for your view that Bank of America may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., charitable contributions directed to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer Bowes
Attorney-Advisor